UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, C8
SE-111 22
Stockholm, Sweden
 (Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Share Purchase Agreement

On August 13, 2020, Calliditas Therapeutics AB (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with certain of the largest shareholders and management team (collectively, the “Sellers”) of Gentyotex SA, a French limited liability company (“Genkyotex”) to purchase a 62.7% interest in Genkyotex. Genkyotex’s ordinary shares, nominal value of €1.00 trade on Euronext Paris and Euronext Brussels under ISIN code FR0013399474 (the “Genkyotex Shares”). Genkyotex is a leader in NOX inhibition therapies, and its lead clinical candidate, Setanaxib (GKT831), is in development for Primary Biliary Cholangitis, a chronic orphan liver disease resulting from progressive destruction of the bile ducts in the liver.

Pursuant to the Purchase Agreement, the Company will purchase, in an off-market block trade, 7,236,515 ordinary shares from the Sellers at a purchase price of €2.80 per ordinary share (the “Transferred Shares”), with a total purchase price of €20.3 million (the “Acquisition”). This purchase price represents a 25% premium over Genkyotex’s volume weighted average price (“VWAP”) over the preceding month immediately prior to the date of the Purchase Agreement.

The Acquisition is expected to close in October 2020 and remains subject to customary conditions precedent, including the clearance from the French Minister of Economy and Finance regarding foreign investments into France. The Company expects to finance the Acquisition from its cash reserves.

The Purchase Agreement may be terminated upon the mutual consent of the company and Sellers’ agent at any time. In the event that the Acquisition does not close by November 1, 2020 (the “Longstop Date”), then the Purchase Agreement may be terminated at any time by the Sellers or the Company, provided that the Company may postpone the Longstop Date by up to 30 Business Days upon notice to the Sellers’ agent.

As soon as reasonably practicable after the completion of the Acquisition, the Company intends to file with the French Financial Market Authority (“AMF”) a mandatory cash simplified tender offer for the remaining Genkyotex Shares on the same terms as the Acquisition (the “Tender Offer”). In the event the Tender Offer is completed for all outstanding shares of Genkyotex, the total acquisition costs to the Company would be approximately €32.3 million. As additional consideration for the Transferred Shares, and contingent upon the consummation of the Tender Offer, the Company has agreed to grant the Sellers non-transferable contingent rights to receive additional cash payments of up to €55M (expressed in relation to 100% of the Genkyotex shares on a fully diluted basis) resulting from confirmed regulatory approvals and marketing authorizations of Setanaxib.

The following descriptions of the Purchase Agreement and Acquisition are not complete and are qualified in their entirety by reference the Purchase Agreement, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ending December 31, 2020.

On August 13, 2020 the Company announced the entry into the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

Company Announcement and Interim Report

On August 13, 2020, the Company announced its unaudited first half-year results for 2020, which are further described in the Company’s Interim Report – January – June 2020, copies of which are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
99.1	Company announcement dated August 13, 2020

99.2	Company announcement dated August 13, 2020

99.3	Interim Report – January – June 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: August 13, 2020	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer